Via Facsimile and U.S. Mail
Mail Stop 4561

August 9, 2007

Mr. Arthur Viola
Chief Executive Officer
Infe-Human Resources, Inc.
67 Wall Street
New York, New York 10005

      Re: **Infe-Human Resources, Inc.**
                Form 10-KSB for fiscal year ended November 30, 2005
                Filed on February 28, 2006
                Form 10-QSB for fiscal quarter ended May 31, 2006
                Filed July 24, 2006
                Forms 8-K
                Filed March 13, 2006 and June 2, 2006
                File No. 0-50374

Dear Mr. Viola:

We have reviewed your July 30, 2007 response letter to our February 6, 2007 and July 9, 2007 comment letters. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended November 30, 2005

General

1.   We have reviewed you response letter dated July 30, 2007. You indicate within several of your responses that you plan to amend your Form 10-KSB or Form 10-QSB. We are under the assumption that you are referring to the November 30, 2006 Form 10-KSB as opposed to the November 30, 2005 Form 10-KSB. Please tell us whether are assumption is correct. Additionally, there are instances where you specifically state that you will amend your November 30, 2005 Form 10-KSB. Please tell us whether you will be amending your November 30, 2006 Form 10-KSB for these same items or tell us why such an amendment is not necessary.

Financial Statements

Report of Independent Registered Public Accounting Firm

2.   We have reviewed your response to comment number 2. It appears that your Form 10-KSB for the period ended November 30, 2006 is deficient as there is no audit opinion included that covers the restated November 30, 2005 consolidated balance sheet nor the consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. Please revise your November 30, 2006 Form 10-KSB to include the proper audit opinion. Additionally, please tell us how your response to this comment is consistent with your response to comment number 3 of our July 9, 2007 comment letter.

Notes to Consolidated Financial Statements

Note 7 – Convertible Notes Payable, page F-12

3.   We have reviewed your response to comment number 11. As it appears that the lender has the right to declare a default at anytime, please revise your financials to classify the entire amount of the convertible notes payable as a current liability or tell us why it is inappropriate to do so.

Form 10-QSB for fiscal quarter ended May 31, 2006

Note 2 – Summary of Significant Accounting Policies, page F-6

4.   We have reviewed your response to comment number 25. Please clarify your paragraph which references the cost of Express. Specifically tell us the amount of goodwill that management believes is attributable to customer list and why this

Mr. Arthur Viola
Infe-Human Resources, Inc.
August 9, 2007
Page 3

        amount was not reported separately from Goodwill as it appears to be a separate
        intangible that should be amortized over its estimated useful life.

Form 8-K filed March 13, 2006

5.   We have reviewed your response to comments 36 through 39. We understand
       that you anticipate filing the required financial statements and pro forma
       information for your significant acquisitions by September 30, 2007. Please be
       aware that these comments will remain outstanding until the requested
       information is provided.

       As appropriate, please amend your Form 10-KSBand your Forms 10-QSB and
respond to these comments within 10 business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendments to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please file the letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing
your amendments and responses to our comments.

Please contact me at (202) 551-3629 if you have any questions.

            Sincerely,

            Kevin Woody
            Branch Chief